Exhibit 8

Significant Subsidiaries of Amdocs Limited

List of the Subsidiaries*	Jurisdiction of Incorporation or Organization	Business Name

Amdocs Canadian Managed Services, Inc.	Canada	Amdocs Canadian Managed Services, Inc.

Amdocs Development Centre India LLP	India	Amdocs Development Centre India LLP

Amdocs Development Limited	Republic of Cyprus	Amdocs Development Limited

Amdocs, Inc.	State of Delaware, USA	Amdocs, Inc.

Amdocs International GmbH	Switzerland	Amdocs International GmbH

Amdocs (Israel) Ltd.	Israel	Amdocs (Israel) Ltd.

Amdocs Management Limited	United Kingdom	Amdocs Management Limited

Amdocs Software Systems Limited	Ireland	Amdocs Software Systems Limited

Amdocs (UK) Limited	United Kingdom	Amdocs (UK) Limited

Opis Investment Switzerland GmbH	Switzerland	Opis Investment Switzerland GmbH

Sypress, Inc.	State of Delaware, USA	Sypress, Inc.

*Each subsidiary listed is directly or indirectly wholly-owned by Amdocs Limited